Mail Stop 3-8

      							 February 11, 2005




By Facsimile and U.S. Mail

Mr. Harley J. Greenfield
Chairman and Chief Executive Officer
Jennifer Convertibles, Inc.
419 Crossways Park Drive
Woodbury, New York  11797

      Re:    Form 10-K for the year ended August 28, 2004
                Form 10-Q for the quarter ended November 27, 2004
                File No.  1-9681

Dear Mr. Greenfield:

      We have completed a limited review of the above referenced filings. Our review was limited to certain areas of your financial statements and management`s discussion and analysis of financial condition and results of operations. The review resulted in the following accounting comments. All page references are keyed to the filings you submitted in electronic form on EDGAR.

FORM 10-K FOR THE YEAR ENDED AUGUST 28, 2004

Item 1. Business, page 2

1. Please disclose in future filings in tabular form for each period presented the amount or percentage of total revenue or sales contributed by each class of similar products or services. See Item
101(c)(1)(i) of Regulation S-K and paragraph 37 of SFAS 131.

Item 6.  Selected Financial Data, page 10

2. You disclose data on the number and type of stores opened at the end of each period presented. Please consider revising your disclosures to include the number of new openings and closings and reconciling the beginning total to the total you currently consolidate at the end of each period presented.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 11

Results of Operations

Fiscal Year Ended August 28, 2004 Compared to Fiscal Year Ended
August 30, 2003

3. Your disclosures explaining the increase in the overall increase in net sales and revenues are not clear to us. You disclose that merchandise sales and home delivery income increased 5.7% and revenue from service contracts increased 9.8%, but indicate that economic softness and poor weather during fiscal 2003 caused the increase. Supplementally please advise us of the reasons for your increased results in fiscal 2004 and revise future filings accordingly quantifying the dollars the impact of each component of the change in results to the extent possible. Further, please consider discussing the impact new stores have on net sales and gross profit. In this regard, disclose in dollars the net sales and gross profit of your new stores in fiscal 2004 and the incremental effect of having stores opened in 2003 being open all of 2004. Refer to Item 303(a)(3) of Regulation S-K.

4. You disclose same store sales growth of 1.3% for fiscal 2004 and indicate that same store sales decreased in fiscal 2003. In future filings, please provide the percentage of change in same store sales for all periods presented and disclose how you determine the stores that are included in arriving at your same store sales information from period to period. If you include all stores that were open during all of both periods being compared, please state so in your disclosures. Please also disclose how you treat relocated stores or expansions in square feet in your calculation of same store information. In your supplemental response, please show us what your revised disclosures will look like.

5. You disclose that cost of sales increased and that selling, general and administrative expenses decreased in fiscal 2004. In future filings, please quantify in dollars the reasons provided for the overall change from period to period and disclose if these trends are expected to continue in future periods. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 13

6. You disclose in the first and second paragraphs that your working
capital deficiency of $1.036 million as of August 28, 2004 has caused
you to negotiate extended payment terms with principal suppliers effective September 2004 and the need to close certain stores in fiscal 2005. Further, you disclose several risk factors on page 17 relating to pending litigation and agreements relating to the Private
Company that could negatively affect your results of operations. Also, your statement of operations on page F-3 indicates that total operating costs per sales dollar have increased from $.93 in fiscal
2002 to more than $1.00 in fiscal 2004 resulting in net losses during the last two fiscal years. Please supplementally advise us of what specific planned actions or factors management considered in concluding that cash flows and working capital would be adequate to fund operations in 2005. Expand your disclosures in future filings as appropriate.

7. Please advise us of what consideration you gave to disclosing purchase obligations as required by Item 303(a)(5)(ii)(D) of Regulation S-K. Please revise future filings accordingly.

8. Your disclosures below the table of contractual cash obligations relating to operating lease amount as discussed in footnotes (1) and
(4) appear to contradict each other with respect to the $1.113 million you pay annually to the private company for leases. Please clarify to us if these obligations are included or excluded from the amounts in the table and identify the specific line item.

9. Please advise and disclose in future filings the information about your off-balance sheet arrangements in the manner required by Item 303(a)(4) of Regulation S-K.

Item 15.  Exhibits and Financial Statement Schedules

(a)(1)  Financial Statements

Consolidated Balance Sheets, page F-2

10. Please advise or disclose in future filings to include the unusual rights, privileges and preferences relating to your convertible preferred stock as required by paragraphs 4-8 of SFAS
129.

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies, pages F-7 to
F-
11

General

11. Supplementally please tell us and disclose in future filings as applicable SAB 74 disclosures regarding your adoption of recently issued accounting standards such as EITF 03-10 and the affect they had on your financial statements.

12. We note your disclosures on page 16 referring to vendor allowances and credits that you receive. Supplementally please tell us and disclose in future filings the specific nature and timing of your recording of allowances and credits received from vendors and other entities. Please disclose your accounting policy for consideration received from a vendor in connection with the purchase or promotion of the vendor`s products, such as slotting fees, payments under buydown agreements, co-operative advertising fees, and other consideration. Disclose the statement of operations line item in which each of these types of payments is included. For any amount netted against each expense line items other than cost of sales, also disclose the amounts netted against each expense line item for each period presented. Refer to EITF 02-16.

13. Please disclose the types of expenses that you include in the selling, general and administrative expenses line item.

14. We note your disclosures that several stores were closed during fiscal 2004. Supplementally please tell us and disclose in future filings your accounting policy for costs related to store closings.
Please tell us if reserves are recorded and identify the balance sheet line item they are included in. Refer to SFAS 146.

Principles of Consolidation, page F-7

15. We note your disclosures of the material operating and warehouse agreements and contracts that exist between you and the Private Company as discussed in Note 3 and other sections of the filing. Based on your disclosures, you provide a significant amount of services to the Private Company and it appears that you and the Private Company are under common ownership and/or management control.
Supplementally please tell us the results of your evaluation of these agreements and contracts as it relates to the consolidation of the accounts of the Private Company in your financial statements to comply with the new accounting standards in FIN 46 and FIN 46R. Also please advise and revise future filings to clarify your equity interest, if any, in the Private Company. See paragraph 4 of SFAS 57.

16. Please expand your policy in future filings to indicate, if so, that intercompany transactions are eliminated in consolidation or advise.

Merchandise Inventory, page F-7

17. You disclose on page F-15 that you retain title to inventory purchased on behalf of the Private Company until they sell it. Supplementally please tell us and disclose in future filings for all periods presented the amount held in inventory that was purchased at the request of the Private Company. Please also clarify for the periods presented if you held any of these assets where payment had been received from the Private Company.

Annuity Contract, page F-8

18. Please clarify to us and revised your disclosures in future filings to indicate the purpose of the annuity contract valued at $1.065 million.


Goodwill, page F-8

19. You disclose that the required impairment tests were performed during the last three fiscal years of 2002-2004 and you determined that no impairment of goodwill has occurred. Factors such as your results of operations during the last two fiscal years along with a negative working capital position in fiscal 2004 appear indicate a significant adverse change in business climate compared to fiscal 2002. Please supplementally provide us with your analysis of future cash flows supporting your position that no impairment of goodwill has occurred as of August 28, 2004. Refer to paragraphs 19-25 of SFAS 142.

Revenue Recognition, page F-9

20. Supplementally please tell us and revise your disclosures in future filings to disclose the amount of royalties collected and your accounting policy with respect to the earnings process. Explain to us how these license arrangements differ from franchise operations as defined in SFAS 45.

Note 3 - Agreements and Transactions with Private Company, pages
F-12
to F-16

21. Your disclosures relating to your transactions and related agreements and contracts with the Private Company are very extensive and detailed in nature, and can be somewhat confusing to a reader of your financial statements. In future filings, to facilitate a better understanding by the reader, please consider presenting a more concise summary of the material aspects since the specific agreements and contracts have been filed as exhibits.

22. You disclose that on November 18, 2004 the Private Company agreed to waive its rights to receive certain "shortfall" payments during the period commencing January 1, 2005 under your management agreement with them. Supplementally please tell us and disclose in future filing the consideration you gave in return for this waiver.

Note 4 - Sales of Receivables, page F-16

23. You disclose that certain of your sales are financed which are later sold to a finance company. Supplementally please clarify to us and revise your disclosures in future filings to indicate if you have an in-house financing operation which handles the initial financing or if this is handled completely by an independent financing company.
If there is an in-house financing operation, please explain to us how it operates with respect to these transactions and provide the disclosures required by SAB Topic 8:B.

24. Your disclosures state that you sold receivables on a non-recourse basis to a finance company of $27 million in fiscal 2004 and
$43.1 million in fiscal 2003. Supplementally please tell us the line item in your statement of cash flows where these cash flows are reflected for all periods presented. Refer to SFAS 95.

Note 10 - Litigation, page F-23

25. Please supplementally clarify for us if the Private Company is liable for half of the settlement pursuant to the agreement with the
State of New York or pursuant to a separate agreement between you and the Private Company. Also, tell us what consideration was given to restitution payable to consumers and the amount. Revise your disclosure in future filings as appropriate.

Item 15.  (a)(2)  Financial Statement Schedules

26. In future filings, please provide Schedule II - Valuation and
Qualifying Accounts as required by Rules 5-04(c) and 12-09 of Regulation S-X.

      FORM 10-Q FOR THE QUARTER ENDED NOVEMBER 27, 2004

General

27. Where applicable, please address the above comments in your interim financial statements.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comments within ten days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

If you have any questions regarding our comments, please direct them to Milwood Hobbs at (202) 942-2846 or Donna Di Silvio at (202) 942-
1852, or in their absence, to the undersigned at (202) 942-1885. Any other questions regarding disclosure issues maybe directed to H. Christopher Owings at (202) 942-1900.

							Sincerely,



							James Allegretto
							Senior Assistant Chief
Accountant

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Mr. Harley J. Greenfield
Jennifer Convertibles, Inc.
February 11, 2005
Page 1